Exhibit 99.2

Sent via Email to: lixin@ihangmei.com; liuyan@ihangmei.com; wuwei1@ihangmei.com

October 29, 2019

Mr. Xin Li

Chief Financial Officer

AirNet Technology Inc.

15/F, Sky Plaza, No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Re:	AirNet Technology Inc. (the “Company”)
Nasdaq Symbol: ANTE

Dear Mr. Li:

On September 24, 2019, Staff notified the Company that its common stock failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then, Staff has determined that for the last 10 consecutive business days, from October 15 through October 28, 2019, the closing bid price of the Company’s common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

If you have any questions, please contact me at +1 301 978 8034.

Sincerely,

W. Wayne Bush, CFA
Director
Nasdaq Listing Qualifications